UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Ford Motor Company

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

345370860

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345370860

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 107,087,549
8. Shared Voting Power
9. Sole Dispositive Power 107,087,549
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,087,549
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.89%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 2,190,498,174 shares of common stock issued and outstanding as of July 29, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.

CUSIP No. 345370860

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 107,087,549
8. Shared Voting Power
9. Sole Dispositive Power 107,087,549
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,087,549
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.89%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 2,190,498,174 shares of common stock issued and outstanding as of July 29, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.

This Amendment No. 5 amends and supplements that certain Schedule 13D filed on June 19, 2008 by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda, and amended on July 8, 2008, September 2, 2008 and September 3, 2008 and October 21, 2008 (the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	107,087,549	4.89%
Kirk Kerkorian	107,087,549	4.89%
Anthony L. Mandekic	-0-	0%

(1)	Computed on the basis of 2,190,498,174 shares of common stock issued and outstanding on July 29, 2008, as set forth in Ford’s Form 10-Q for the fiscal quarter ended June 30, 2008.

(c) During the period from October 21 through October 27, 2008, Tracinda sold an aggregate of 26,412,451 shares of Ford common stock in the open market for an average sales price of $2.01 per share, as set forth in Exhibit 13 hereto, which is incorporated herein by reference. Other than as set forth herein, none of the persons named in paragraphs (a)-(b) above have effected any transactions since the filing of Amendment No. 4 to the Schedule 13D.

(d) Not applicable.

(e) On October 27, 2008, Tracinda and Mr. Kerkorian ceased to be the beneficial owners of more than five percent of the outstanding shares of Ford common stock.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Description
13	Schedule of Sales of Ford Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 2008	TRACINDA CORPORATION

	By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

	By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

*	Power of Attorney dated May 9, 2008, filed as Exhibit (i) to the Schedule TO of Tracinda Corporation and Kirk Kerkorian on May 9, 2008.

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